EXHIBIT 12.01

XCEL ENERGY INC.
AND SUBSIDIARIES

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES

(not covered by Report of Independent Public Accountants)

	Year Ended December 31,

	2001	2000	1999	1998	1997

	(in thousands, except ratios)
Earnings:

Net income	$794,966	$526,828	$570,933	$624,330	$388,242

Provisions for Federal and state taxes on income	336,723	304,865	179,673	240,391	230,629

Fixed charges as below	934,072	791,187	472,364	402,608	375,176

Less: Undistributed equity in earnings of unconsolidated affiliates	124,277	87,019	67,926	56,953	36,532

Total	$1,941,484	$1,535,861	$1,155,044	$1,210,376	$957,515

Fixed Charges:

Interest charges, excluding AFC — debt	$895,272	$752,387	$433,564	$369,297	$352,889

Distributions on redeemable preferred securities of subsidiary trust	38,800	38,800	38,800	33,311	22,287

Total	$934,072	$791,187	$472,364	$402,608	$375,176

Ratio of earnings to fixed charges	2.1	1.9	2.4	3.0	2.6